Indosat Reports Key Highlights for the

Nine Months Ended September 30, 2010

Jakarta, 21 October 2010. PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to report the key highlights of its operational and financial results for the nine months ended September 30, 2010. The financial statements will be prepared in accordance with the Indonesian Generally Accepted Accounting Principles (GAAP).

Key Highlights for the nine months ended September 30, 2010 compared to results for the nine months ended September 30, 2009:

	9M 2009	9M 2010	% Change
Operating Revenues (IDRbn)	13,732.9	14,843.1	8.1
Cellular (IDRbn) Non- Cellular (IDRbn)	10,217.3 3,515.6	11,914.4 2,928.7	16.6 -16.7
EBITDA* (IDRbn)	6,327.4	7,127.7	12.6
EBITDA Margin (%) Net Income (IDRbn)	46.1 1,449.9	48.0 530.9	1.9 -63.4
Cash-out Capex (IDRbn)	9,457.2	4,339.6	-54.1
Total Debt (IDRbn)	24,418.5	27,308.3	11.8
Total cellular subs (million)	28.2	39.7	40.9

Indosat’s reporting of key highlights today coincides with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the nine months ended September 30, 2010. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results in its own financial reports. Indosat expects the completion and release of the results by October 29, 2010. An analyst and investor call will be held on November 1, 2010.

“Indosat continued to post strong growth in Q3 2010, building on the momentum and successes from the first half of 2010. The cellular segment grew at a quarterly rate of 6.4% and an annual rate of 16.6% and continued to meet our expectations as many of our new strategic initiatives as well as the continued focus on a balanced value based strategy yielded excellent results. Furthermore, the Company successfully executed a major refinancing exercise, raising a US$ 650 million, 7.375%, 10 year  bond. We have seen a continued non-cash impact to Net Income, owing to movements in foreign exchange, in addition to an increase in financing costs as absolute indebtedness increased over prior year as a result of continued investment into the business. The underlying heartbeat of our business is very strong and our successes send a clear signal to all Indosat stakeholders that the Company will continue to rise to market challenges. Indosat, as the second largest and fully integrated telecommunications company in Indonesia, will continue to compete for customers who value the quality of the products and services we provide.” said Harry Sasongko, President Director and CEO of Indosat.

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.